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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
          Under (Rule 13d-101) of the Securities Exchange Act of 1934
                               (Amendment No. 8)

              BULL & BEAR U. S. GOVERNMENT SECURITIES FUND, INC.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                   12017N105
                                (CUSIP Number)

                          George W. Karpus, President
                         Karpus Management, Inc. d/b/a
                         Karpus Investment Management
                         14 Tobey Village Office Park
                           Pittsford, New York 14534
                                (716) 586-4680
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 July 8, 1998
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                              (page 1 of 8 Pages)
                        (continued on following pages)
                             (1 Exhibit Attached)

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                                 SCHEDULE 13D

CUSIP No. 12017N105                                           Page 2 of 8 Pages

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Karpus Management, Inc. d/b/a karpus Investment Management
     I.D.# 16-1290558

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a) [ ]
     (b) [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     AF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

     [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

                     7.  SOLE VOTING POWER

                         119,250 shares
   NUMBER OF
     SHARES          8.  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
      EACH
    REPORTING        9.  SOLE DISPOSITIVE POWER
     PERSON
      WITH               119,250 shares

                    10.  SHARED DISPOSITIVE POWER



11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     119,250 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

     [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     16.28%

14.  TYPE OF REPORTING PERSON*

     IA


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
                                                                          2 of 7
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ITEM 1   Security and Issuer

          Common Stock
          Bull & Bear U.S. Government Securities Fund, Inc. ("BBG") 11 Hanover Square
          New York, New York   10005

ITEM 2   Identity and Background

          a)   Karpus Management, Inc. d/b/a Karpus Investment Management
               ("KIM")
               George W. Karpus, President, Director, & controlling stockholder JoAnn VanDegriff, Vice President and Director
               Sophie Karpus, Director
          b)   14 Tobey Village Office Park
               Pittsford, New York  14534
          c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations, endowments, trusts and others, specializing in conservative asset management (i.e., fixed income investments).
          d) None of George W. Karpus, JoAnn VanDegriff or Sophie Karpus ( the "Principals") or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).
          e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          f) Each of the Principals is a United States citizen. KIM is a New York State corporation.

ITEM 3   Source and Amount of Funds or Other Considerations.

          KIM, an independent investment advisor, has accumulated shares of BBG on behalf of accounts that are managed by KIM (the "Accounts") under limited powers of attorney. All funds that have been utilized in making such purchases are from such Accounts.

ITEM 4   Purpose of Transaction

         KIM purchased share of the Fund for investment purposes only. The profile of the Fund , being a conservative, high credit quality fixed income fund, met the investment criteria necessary for the Accounts to become shareholders. In September of 1997, the Fund made public its intentions to become a "balanced fund." (This was consequently withdrawn.) KIM strongly voiced opposition to this radical change in investment objective. KIM has continuously made public its disappointment with the Board of Directors of the Fund, both for the proposed changes within the Fund and the uncontrolled expenses which the Board authorizes through the Audit Committee, which is comprised of the Board of Directors. KIM has been denied access to the list of shareholders and the Fund's books. The Fund has achieved this temporary victory by casting alleged violations of securities regulations by KIM. KIM believes that these

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charges have no merit and are another tactic of entrenchment that the Fund is utilizing. The Court of the State of Maryland has requested discovery before judgment is rendered on obtaining the shareholder list and records or inspection of the books of the Fund. The attorney for the Fund has stated that this delay will not cause a hardship for KIM in regards for communication among the shareholders as the Fund Annual Meeting was to be scheduled in November of 1998. This has indeed caused a hardship for KIM not only because the Fund called a special meeting well in advance of the Annual Meeting, but also poses a financial hardship as well. As of this date KIM has spent approximately $35,000.00 to enforce the rights of inspection for which KIM believes it is legally entitled. It is quite possible that the Fund may have spent this or more in the name of protecting the shareholders. If the shareholders wish to retain the current Board of Directors, the Adviser, and Manager of the Fund, they will do this through the democratic process of voting. If the shareholders wish a different Director or Manager of the Fund then they should be allowed the opportunity to voice that opinion and campaign for the change within the Fund. It is the belief of KIM that the Adviser of the Fund should reimburse the Fund for all such frivolous expenditures spent in entrenchment techniques.

         On July 2, 1998 the Fund once again filed with the SEC a preliminary prospectus which was essentially the same investment criteria change that was proposed in September of 1997. The Fund is fully aware that the Accounts managed by KIM are not permitted by their investment guidelines to invest in a "balanced type fund," nor may own securities of companies which are currently in bankruptcy. The Management of the Fund has been duly apprised and was in complete knowledge that this radical change in investment philosophy within the Fund would force the Account's managed by KIM to sell shares in the open market, since they would become non-permissible investment vehicles. It is the opinion of KIM that the Fund is once again ignoring the wishes of shareholders. If the shareholders of the Fund wanted to own a "balanced fund," they would originally purchased one. BBG was purchased, in the opinion of KIM, by its' shareholders, because it was a conservative, high credit quality fund comprised of strictly fixed income investments. It is the opinion of KIM that management is acting without a conscience as to its' responsibilities to shareholders by recommending such radical changes to the Fund.

         KIM has consistently advised management that the Fund has provided poor investment returns for the shareholders. This is not just the opinion of KIM. This FACT HAS BEEN DOCUMENTED by sources such as the Wall Street Journal, Barron's and Lipper Analytical Services Inc. As reported in the Wall Street Journal on June 30, 1998, according to Lipper Analytical Services Inc., Bull & Bear U.S. Government Securities Fund Inc. ranked in the BOTTOM 10 PERFORMERS IN THE CLOSED-END BOND CATEGORY. (Also reported in Barron's.) The NAV return from June 30, 1997 through June 30, 1998 was reported to be 5.40%, which is the last place performance of 118 closed-end bond funds. (Documented in the Wall Street Journal Quarterly Closed-End Funds Review. This included categories of U.S. Gov't Bond Funds, U.S. Mortgage Bond Funds, Investment Grade Bond Funds, Loan Participation Funds, High Yield Bond Funds, and Other Domestic Taxable Bond Funds.)

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         The poor performance of the Fund, coupled with uncontrolled expenses, and the apparent desire of the Fund to achieve its own agenda has forced KIM to take steps which may possibly lead to the termination of the Manager of the Fund. On July 8, 1998 KIM delivered to the Fund by overnight express mail a proposal to terminate the investment advisory contract between Bull & Bear Advisers, Inc. and the Fund and to hire KIM as the replacement Manager of the Fund, at a 5% fee discount from the present management contract with Bull & Bear Advisers, Inc. KIM will continue to take the necessary steps to represent what it believes to be in the best interest of the shareholders of the Fund.

ITEM 5   Interest in Securities of the Issuer

          a) As of the date of this Report, KIM owns 119,250 Shares which represents 16.28% of the outstanding Shares. None of the Principals owns any other Shares.
          b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.
          c) Open market purchases and sales in the last 60 days for the Accounts

                           Price Per
       Date      Shares      Share
      4/1/98      1,300     13.3125
     5/13/98        700       12.75
     5/14/98      1,100       12.75
     5/14/98      1,000     12.6875
     5/18/98        400     12.6875
     5/26/98        200     12.6875

          The open market purchase of 4/1/98 was entered on December 16, 1 1997 and executed at a price of $13.3125.
          1.)There have been no dispositions and no acquisitions, other than by such open market purchases, during such period.
          2.)The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

          Except as described above, there are no contracts, arrangements understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of BBG securities.

ITEM 7    Materials to be Filed as Exhibits

          Yes, 1 exhibit attached

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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                Karpus Management, Inc.

July 9, 1998                                By: /s/ George W. Karpus
------------                                    ---------------------------
    Date                                               Signature

                                                George W. Karpus, President
                                                ---------------------------
                                                       Name / Title